SEC
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Section

AUG 05 2020

Washington DC
415

20013879

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-29831

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/2019** (MM/DD/YY) AND ENDING **05/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

BARRINGTON RESEARCH ASSOCIATES, INC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 N. Clark St.
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Paris — 312-634-6360 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name - *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Gregory D. Paris**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the Company of **Barrington Research Associates, Inc.** as of **May 31, 2020**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARIETTA T. COLES
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 04, 2023

Signature

Executive V.P. and COO

Title

Notary Public

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.
- ☒ (p) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Barrington Research Associates Inc.'s Exemption Report

Barrington Research Associates Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Gregory D. Paris swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Gregory D. Paris – Executive V.P. - COO
Barrington Research Associates, Inc.

July 28, 2020
Date

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc. (the Company) as of May 31, 2020, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and supplementary schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Barrington Research Associates Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barrington Research Associates Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Barrington Research Associates Inc.'s auditor since 2009.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information in Supplementary Schedules (the supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Barrington Research Associates, Inc.'s financial statements. The supplemental information is the responsibility of Barrington Research Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
July 28, 2020

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2020

Assets		
Cash	$	869,258
Receivable from clearing broker		117,652
Commissions receivable		79,986
Due from officers		132,451
Investment banking receivable		55,000
Research fees receivable		90,084
Right of use asset		1,784,823
Deposits and other		49,587
	$	3,178,841
Liabilities and Shareholders' Equity		
Liabilities		
Commissions payable	$	16,901
Retirement plan payable		10,554
Accounts payable and accrued expenses		105,986
Interest payable		12,500
Subordinated loan		500,000
Lease liability		1,792,881
Loan payable		400,000
		2,838,822
Shareholders' Equity		
Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		469,970
Retained deficit		(130,951)
		340,019
	$	3,178,841

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2020

Revenues	
Commissions	$ 1,248,975
Financial advisory fees	1,670,000
Investment banking fees	253,680
Research services	1,003,672
Underwriting fees	539,099
Consulting	425,544
Other	388,667
	5,529,637
Expenses	
Officer and employee compensation	2,667,217
Commissions	401,961
Consulting fees	630,392
Professional and regulatory	146,760
Office and communications	136,624
Clearing and execution	287,507
Conference expense	31,572
Research and data vendors	185,270
Payroll taxes	179,160
Travel and entertainment	233,643
Occupancy and equipment rental	463,490
Interest	60,484
Other	93,671
	5,517,751
Net income	$ 11,886

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholders' Equity

Year Ended May 31, 2020

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at June 1, 2019	$ 1,000	$ 469,970	$ (142,837)	$ 328,133
Net income	-	-	11,886	11,886
Balance at May 31, 2020	$ 1,000	$ 469,970	$ (130,951)	$ 340,019

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended May 31, 2020

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at May 31, 2019	$	500,000
Increase		-
Subordinated liabilities at May 31, 2020	$	500,000

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2020

Cash flows from operating activities	
Net income	$ 11,886
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Receivable from clearing broker	5,524
Underwriting fees receivable	351,100
Commissions receivable	7,562
Investment banking receivable	(5,000)
Research fees receivable	(6,081)
Due from officers	(500)
Right of use asset	(1,784,823)
Deposits and other	(43,018)
Increase (decrease) in operating liabilities:	
Commissions payable	5,818
Retirement plan payable	1,096
Accounts payable and accrued expenses	(25,862)
Lease liability	1,792,881
Deferred liabilities	(412,411)
Net cash used in operating activities	(101,828)
Cash flows from financing activities	
Proceeds from issuance of long-term loan	400,000
Net cash provided by financing activities	400,000
Increase in cash	298,172
Cash at beginning of the year	571,086
Cash at end of the year	$ 869,258

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	60,484

See accompanying notes.

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related income and expenses are recorded on a trade date basis that does not differ materially from the settlement date basis. Securities owned are recorded in the statement of financial condition at market value.

Commission revenue and related expenses on equity securities and research revenue are recorded as earned on an accrual basis.

Investment banking fees include underwriting, corporate finance, and designation fees. They are recorded when all services are completed under the terms of the engagements. Associated expenses are deferred in order to match the related revenue or until the related engagement is completed.

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from contracts with customers. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017.

Leases

The Company recognizes leases in accordance with FASB ASC Topic 842, Leases. The guidance was amended to require public business entities to recognize a right of use asset and a lease liability in the statement of financial condition. The amendment is effective for the Company's fiscal year beginning after December 15, 2018 with early adoption permitted. Management believes the impact of Topic 842 has no material impact on its operations. The Company recognized a right of use asset and lease liability of $1,784,823 and $1,792,881, respectively as reported on the statement of financial condition as of May 31, 2020.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued
The Company adopted FASB ASC topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations has an immaterial effect on its financial statements. The Company is not subject to examination by U.S. federal or state authorities for current and prior three tax years.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

Securities Valuation
Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosure* (see note 3).

3. Fair Value Measurement and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

3. Fair Value Measurement and Disclosure, Continued

- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equities options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by a dealer quotations or alternative pricing source or model supported by observable inputs are classified within Level 2.

Exchange-traded equity securities and options are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Securities sold short, not yet purchased represent obligations to purchase such investments at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

3. Fair Value Measurement and Disclosure, Continued

At May 31, 2020, the Company had no level 1, level 2, or level 3 investments required to be disclosed under FASB ASC 820.

4. Receivable from Clearing Broker

At May 31, 2020, the Company utilized clearing broker, Wedbush Securities Inc. The receivable includes $117,652 of cash in investment accounts held at the clearing broker.

5. Employee Benefit Plan

The Company has established a 401(K) retirement plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors.

As of May 31, 2020 the Company has an outstanding retirement plan payable of approximately $10,500 included in the financial statements. During the year ending, May 31, 2020, the Company's contributions approximated $82,000.

6. Related Party Transactions

During the year ended May 31, 2020, the Company had income of approximately $410,000 and $15,000 from management advisory fees and consulting fees rendered to Barrington Asset Management, Inc. ("BAMI"), and Barrington Opportunity Fund Management LLC, ("BOFM") respectively, which are affiliates through common ownership.

7. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, *Guarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) and related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended May 31, 2020.

8. Credit Risk and Concentration

Credit risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf.

8. Credit Risk and Concentration, Continued

The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. At May 31, 2020, a significant credit concentration consisted of cash deposited in excess of federally insured limits by approximately $619,000. At May 31, 2020, a significant credit concentration consisted with one clearing broker of approximately $198,000. Management does not consider any credit risk associated with this net receivable to be significant.

9. Commitments

The Company conducts its operations in a leased office facility and annual rentals are charged to current operations. The lease is subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under a noncancelable lease that expires February 28, 2031.

As of May 31, 2020 the weighted discount rate for our operating leases was 6%. The Company recognized a right of use assets and lease liability of $1,784,823 and $1,792,881, respectively as reported on the statement of financial condition as of May 31, 2020.

For the year ended May 31, 2020 the rent expense was $289,958 and is included in Occupancy and equipment rental on Statement of Operations.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of May 31, 2020:

May 31	Amount
2021	228,674
2022	228,674
2023	228,674
2024	228,674
After 2024	1,543,550
Total	$ 2,458,246

The Company had an outstanding irrevocable standby letter of credit for $120,000 at May 31, 2020. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, went into effect and reduced the corporate federal tax rate from 34% to 21%. Additionally, the Tax Cuts and Jobs Act amended IRC section 172, net operating loss deductions ("NOL"). Under the amendment, NOLs can be carried forward indefinitely for all losses incurred after tax years ending December 31, 2017.

10. Income Taxes, Continued

At May 31, 2020, the Company has a capital loss carryforward available to offset future capital gains of approximately $189,000 which expires in tax years 2020 through 2022. The deferred tax asset of approximately $40,000, arising from the capital loss carryforwards, is fully reserved as realization is not assured.
At May 31, 2020, the Company had net operating loss carryforwards for federal and state available to offset future ordinary income of approximately $1,300,000 and $2,820,000, respectively. The deferred tax asset for federal and state are approximately $275,000 and $260,000, respectively arising from the net operating loss carryforwards, is fully reserved as realization is not assured.

11. Liabilities Subordinated to Claims of General Creditors

The borrowing under a subordination agreement at May 31, 2020 is:
Subordinated Loan, 10% interest, due November 30, 2020 for $500,000.

The subordinated borrowing is covered by an agreement approved by FINRA and is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that the borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

12. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of "aggregate indebtedness", as defined.

At May 31, 2020, the Company had net capital and net capital requirements of $1,018,325 and $100,000, respectively.

13. Contingencies

In the normal course of business the Company is subject to various regulatory inquiries that may result in claims from potential violations which may involve sanctions and or fines. These matters are rigorously defended as they arise.

14. Subsequent Events

Management has evaluated events and transactions through July 28, 2020, the date the financial statements were available to be issued. As part of this evaluation, the COVID-19 pandemic arose with related monetary easing by the Federal Reserve. As there are no account balances subject to significant estimates at May 31, 2020 and it is not yet possible to estimate the impact of future earnings, no financial implications are reflected in the May 31, 2020 financial statements. There were no other material subsequent events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

Barrington Research Associates, Inc. **Schedule 1**

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

May 31, 2020

Computation of net capital		
Total shareholders' equity		$ 340,019
Deduct shareholders' equity not allowable for Net Capital		0
Total shareholders' equity qualified for net capital		340,019
Other additions and/or allowable credits:		
Liabilities subordinated to claims of general creditors	$ 500,000	
Paycheck protection plan loan - forgiveable amount	400,000	900,000
Deductions and /or charges:		
Nonallowable assets:		
Due from officers	132,451	
Research revenue receivable	1,535	
Investment banking receivable	38,000	
Deposits and other	49,587	(221,573)
Net capital before haircuts on securities positions		1,018,446
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 121	(121)
Net capital		$ 1,018,325
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Excess net capital		$ 918,325
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar capital required		$ 898,325
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 153,999
Ratio of aggregate indebtedness to net capital		% 15.12

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of May 31, 2020

See accompanying notes.

Barrington Research Associates, Inc. **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2020

The Company did not handle any customer cash or securities during the year ended May 31, 2020 and does not have any customer accounts.

Barrington Research Associates, Inc.

Computation for Determination of PAIB Reserve Requirements pursuant to Rule 15c3-3

May 31, 2020

The Company did not handle any customer cash or securities during the year ended May 31, 2020 and does not have any customer accounts.

Barrington Research Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2020

The Company did not handle any customer cash or securities during the year ended May 31, 2020 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Barrington Research Associates Inc.

We have reviewed management's statements, included in the accompanying Barrington Research Associates, Inc.'s Exemption Report, in which (1) Barrington Research Associates, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
July 28, 2020

Barrington Research Associates Inc.'s Exemption Report

Barrington Research Associates Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, Gregory D. Paris swear (or affirm) that, to the best of my knowledge and belief, this exemption report is true and correct.

Gregory D. Paris – Executive V.P. - COO
Barrington Research Associates, Inc.

July 28, 2020
Date